UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

G21161 10 7

(CUSIP Number)

Matthew B. Hinerfeld
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G21161 10 7	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Illinois

	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,333,333 shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.8%(2)

14.	Type of Reporting Person (See Instructions) PN; HC

(1)
Includes 3,333,333 shares of the common stock of Issuer that may be acquired upon conversion of $60,000,000 in principal amount of the Issuer’s Convertible Notes (as defined herein) beneficially owned by the Reporting Persons.

(2)
Based on 34,734,127 outstanding shares of the common stock of Issuer, as reported in Amendment No. 1 to the Issuer’s Annual Report on Form 10-K/A, filed with the Securities and Exchange Commission on March 23, 2007.

CUSIP NO. G21161 10 7	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Investment Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,333,333 shares(3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.8%(4)

14.	Type of Reporting Person (See Instructions) OO; HC

(3)	See footnote 1 above.
(4)	See footnote 2 above.

CUSIP NO. G21161 10 7	Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Investment Group (Hong Kong) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Hong Kong

	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,333,333 shares(5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.8%(6)

14.	Type of Reporting Person (See Instructions) CO

(5)	See footnote 1 above.
(6)	See footnote 2 above.

CUSIP NO. G21161 10 7	Page 5 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Kenneth Griffin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,333,333 shares(7)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.8%(8)

14.	Type of Reporting Person (See Instructions) IN; HC

(7)	See footnote 1 above.
(8)	See footnote 2 above.

CUSIP NO. G21161 10 7	Page 6 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Equity Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,333,333 shares(9)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.8%(10)

14.	Type of Reporting Person (See Instructions) CO

(9)	See footnote 1 above.
(10)	See footnote 2 above.

CUSIP NO. G21161 10 7	Page 7 of 9 Pages

This Amendment No. 1 (this “13D Amendment”) amends the Schedule 13D filed on February 26, 2007 (the “Original Schedule 13D”), by Citadel Limited Partnership, an Illinois limited partnership (“CLP”), Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”), Citadel Investment Group (Hong Kong) Limited, a Hong Kong company (“CIGHK”), Kenneth Griffin, a natural person (“Griffin”) and Citadel Equity Fund Ltd., a Cayman Islands Company (“CEF” and, collectively, together with CLP, CIG, CIGHK and Griffin, the “Reporting Persons”), with respect to shares of Common Stock, $0.0001 par value (the “Common Stock”), of China Security & Surveillance Technology, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 13/F, Shenzhen Special Zone Press Tower, Shennan Road, Futian, Shenzhen, China 100020. Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Original Schedule 13D. Except as specifically amended and supplemented by this 13D Amendment, all provisions of the Original Schedule 13D shall remain in full force and effect.

Item 4.	Purpose of Transaction

This 13D Amendment amends Item 4 of the Original Schedule 13D by deleting the last three paragraphs thereto and replacing them with the following text:

On March 29, 2007, CEF, the Issuer, Safetech, CSST HK, Golden, Cheng Feng, CSST PRC and the Controlling Shareholders (collectively, the “Amendment Parties”) entered into an agreement (the “Amendment”), pursuant to which the Amendment Parties agreed to amend the Investor Rights Agreement by deleting Section 6 thereof. By removing this section from the Investor Rights Agreement, the Amendment removes CEF’s right to designate a Board Observer. A copy of the Amendment is attached hereto as Exhibit 99.7 and incorporated herein by reference.

The Reporting Persons plan to enter a transaction or transactions in which it disposes of the Convertible Notes while maintaining the Reporting Persons’ current equity exposure.

Except as set forth herein, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any individuals listed in response to Item 2 hereof, has any present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	Number of	Percentage
	Shares	of Shares
	3,333,333 shares(11)	8.8%(12)

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 3,333,333 shares(13)

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 3,333,333 shares(14)

(11)
Includes 3,333,333 shares of the common stock of Issuer that may be acquired upon conversion of $60,000,000 in principal amount of the Issuer’s Convertible Notes (as defined herein) beneficially owned by the Reporting Persons.

(12)
Based on 34,734,127 outstanding shares of the common stock of Issuer, as reported in Amendment No. 1 to the Issuer’s Annual Report on Form 10-K/A, filed with the Securities and Exchange Commission on March 23, 2007.

(13)	See footnote 11 above.

(14)	See footnote 11 above.

CUSIP NO. G21161 10 7	Page 8 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This 13D Amendment amends Item 6 of the Schedule 13D by adding the following paragraphs immediately after the third and fourth paragraphs thereto, respectively:

On March 29, 2007, the Issuer, Safetech, CSST HK, Golden (with respect to Section 4.18(a) of the Indenture only), Cheng Feng (with respect to Section 4.18(a) of the Indenture only), CSST PRC (with respect to Section 4.18(a) of the Indenture only) and The Bank of New York, as trustee, entered into a Supplemental Indenture (the “Supplemental Indenture”). The Supplemental Indenture provides for the revision of certain dollar amounts set forth in the second sentence of Section 4.16 of the Indenture. On March 29, 2007, CEF sent The Bank of New York a letter (the “Consent Letter”) evidencing its consent to the execution of the Supplemental Indenture by the parties thereto. A copy of the Supplemental Indenture is attached hereto as Exhibit 99.8 and incorporated herein by reference. A copy of the Consent Letter is attached hereto as Exhibit 99.9 and incorporated herein by reference.

In addition to the terms described in Item 4 hereof, the Amendment to the Investor Rights Agreement entered into by the Amendment Parties also provides for the deletion of Sections 3.6 and 5 to the Investor Rights Agreement. By removing these sections from the Investor Rights Agreement, the Amendment removes (i) CEF’s right to review and provide comments and suggestions on the legal structures contemplated by Potential Acquisitions (as defined in the Investor Rights Agreement), and (ii) CEF’s right of first refusal and tag-along rights for proposed sales by the Controlling Shareholders to any third party. In addition to the terms described in Item 4 and in this Item 6, the Amendment provides for certain other changes to Section 3 of the Investor Rights Agreement, as more fully described in the Amendment attached hereto. As a result of the Amendment, the Reporting Persons could no longer be deemed a group with the Controlling Shareholders, and therefore could no longer be deemed to have shared voting or investment power with respect to, or have beneficial ownership of, any shares of the Issuer’s common stock owned by the Controlling Shareholders.

Item 7.	Material to Be Filed as Exhibits

99.7	Amendment to the Investor Rights Agreement, dated March 29, 2007, by and among CEF, the Issuer, Safetech, CSST HK, Golden, Cheng Feng, CSST PRC and the Controlling Shareholders.
99.8	Supplemental Indenture, dated March 29, 2007, by and among the Issuer, Safetech, CSST HK, Golden, Cheng Feng, CSST PRC and The Bank of New York.
99.9	Consent Letter, dated March 29, 2007, from CEF and acknowledged and agreed to by The Bank of New York.

CUSIP NO. G21161 10 7	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 29th day of March, 2007.

KENNETH GRIFFIN

By: /s/ John C. Nagel
       John C. Nagel, attorney-in-fact*

CITADEL INVESTMENT GROUP, L.L.C.

By: /s/ John C. Nagel
       John C. Nagel, Director and Associate General Counsel

CITADEL LIMITED PARTNERSHIP

By: Citadel Investment Group, L.L.C.,
       its General Partner

By: /s/ John C. Nagel
       John C. Nagel, Director and Associate General Counsel

CITADEL EQUITY FUND LTD.

By: Citadel Limited Partnership,
       its Portfolio Manager

By: Citadel Investment Group, L.L.C.,
       its General Partner

By: /s/ John C. Nagel
       John C. Nagel, Director and Associate General Counsel

CITADEL INVESTMENT GROUP (HONG KONG) LIMITED

By: Citadel Investment Group, L.L.C.,
       its Sole Shareholder

By: /s/ John C. Nagel
       John C. Nagel, Director and Associate General Counsel

* John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.